SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____ .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333-6526, 333-8932 AND 333-12726) AND S-8 (FILE NO. 33- 97728) OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 29 October 2004                   FLETCHER CHALLENGE FORESTS LIMITED
                                       -----------------------------------------

                                       /s/P M GILLARD
                                       -----------------------------------------
                                       P M GILLARD
                                       SECRETARY

[LOGO] Tenon                                                        News Release
Wood Solutions to the World

TO:   THE BUSINESS EDITOR

From: Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
      Telephone: 64-9-571 9846
      Fax:       64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9800.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                   STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)

================================================================================

                     TENON ANNOUNCES SUBSTANTIAL COMPLETION
                             OF FOREST SALE PROCESS

Auckland, 20 October 2004 - Tenon Limited advised that it had now received consents for the transfer of non-freehold forests to the Kiwi Consortium amounting to approximately NZ$198 million, being 95% of the NZ$208 million in value to be transferred.

Tenon also advised today that it had reached agreement with Maori Investments Limited (MIL) to implement the transfer to MIL of the freehold land owned by Tenon's subsidiary, Tarawera Forests Limited, and acquire MIL's minority interest in the subsidiary. There are pre-conditions, relating to the transfer of certain contracts with the land, which the Company anticipates will be satisfied.

The proposal to dispose of the Tarawera freehold land and acquire the interests of minority shareholders in Tarawera Forests Limited, was disclosed in Tenon's Notice of Special Meeting and Explanatory Memorandum circulated to shareholders earlier this calendar year.

ENDS

[LOGO] Tenon                                                        News Release
Wood Solutions to the World

TO:   THE BUSINESS EDITOR

From: Paul Gillard - Director, Corporate & Legal Services, TENON LIMITED
      Telephone: 64-9-571 9846
      Fax:       64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9800.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

                   STOCK EXCHANGE LISTING: NEW ZEALAND (TEN)

================================================================================

TENON STRATEGIC REVIEW OF ITS STRUCTURAL BUSINESS CONTINUES TO NEXT PHASE

Auckland, 29 October 2004 - Tenon announced today that as part the strategic review of its Structural Solutions business it had received a number of formal proposals and that it intended to allow selected parties to carry out further investigations on the business. While the Company works through this process, it will be `business as usual' in terms of the Company's commitment to its customers and employees.

Tenon anticipates that the outcome of the process will be known by the time of the Company's Annual Shareholders Meeting, to be held on 22 December 2004.

As the process is commercially confidential, the Company does not intend to make further comments until the end of the process.

ENDS